Exhibit 99.62

Bitfarms Announces Appointment of Mauro Ferrara as Interim Chief Financial Officer and Corporate Secretary

Toronto, Ontario and Brossard, Québec (October 28, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) the largest publicly traded Bitcoin mining company in North America in the second quarter of 2020 in terms of operational petahash, is pleased to announce that it has appointed Mauro Ferrara as its Interim Chief Financial Officer and Corporate Secretary. With broad experience in corporate and operational finance, Mr. Ferrara brings more than twenty-five years of public and private sector experience including start-ups, manufacturing, and global multi-billion-dollar services organizations. Mauro will oversee financial reporting, acquisitions, tax, accounting, and corporate secretary responsibilities. Mauro Ferrara succeeds John Rim, Bitfarms former CFO & COO who left the Company on September 30, 2020.

Prior to joining Bitfarms, Mr. Ferrara served as the Chief Financial Officer of Savaria Inc. (TSX:SIS), a company traded on the TSX serving the accessibility industry. In this position, he was responsible for management accounting, financial budgeting, and preparation and presentation of all consolidated external public company financial disclosure documents to the Corporation’s Audit Committee and Board of Directors.

Prior to his responsibilities at Savaria, Mr. Ferrara served for six-years as the Senior Director, Financial Reporting at WSP Global Inc. (TSX:WSP). In this role, he focused on external financial reporting and cost management to improve EBITDA. Headquartered in Montreal, WSP is a Canadian multi-billion-dollar global engineering services company with over 50,000 employees. Mr. Ferrara is a CPA-CA and McGill University alumni.

“Bitfarms is in the midst of a major expansion and upgrading program. With five high-power data-centres operating in Quebec and the recently announced signing of a MOU in South America, the Company is well positioned to continue its ascension as a major cryptocurrency mining player”, said Mauro Ferrara. “It is an exciting time to be joining the Company. I look forward to working closely with management and team members on the myriad of corporate initiatives and new miner arrivals planned for the remainder of 2020 and into 2021.”

Nicolas Bonta, Chairman and Chief Development Officer of Bitfarms, commented, “we are very excited to have Mauro join the Bitfarms team. He has a profound understanding of global productions structures with a focus on optimizing cost structures and building quality organizations. With deep functional expertise and technical knowledge in financial planning and accounting, I believe Mauro has the required leadership abilities to manage our debt and lease facilities, improve our cost structure, mentor our accounting team and work closely with senior management as we continue to strategically expand the size the Company.”

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates five computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial-scale data centre operators and capital markets professionals, focused on building infrastructure by developing and hosting one of the industry’s most efficient ecosystem growing around blockchain-based technologies.

For investor and media inquiries, please contact:

L. Geoffrey Morphy

+1.647.500.7440

gmorphy@bitfarms.com

To learn more about Bitfarms’ events, developments and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others; the ability to enter into a binding agreement in respect of the MOU on the terms as announced or at all, and to implement the capital infrastructure on terms which are economic and successfully operate the computing centre in a foreign jurisdiction; risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.